Incluzion

We connect companies with Black, Latinx and Female on-demand talent

INCLUZION.CO ATLANTA GEORGIA


incluzion

Between 2011-2017 I spent several hundreds of thousands of dollars on other freelancing platforms hiring talent to help grow my 1st tech startup. After my company's downturn, I became a freelancer myself and was actively sought out by companies wanting to utilize the skills & perspective of a Black web developer in their projects.

Jibril Sulaiman CEO / Founder @ Incluzion

ABOUT | UPDATES 0 | GRAPEVINE 49 | ASK A QUESTION 0

Why you may want to support us...

1. Incluzion is a diversity-focused "Upwork" providing a skills-agnostic freelancer marketplace & contract staffing placement.
2. Incluzion is helping to eliminate the pipeline & talent pool excuses regarding minority talent.
3. Incluzion is providing more flexible earning & economic growth opportunities to historically marginalized groups.
4. Incluzion provides technology that will empower marginalized groups with the ability to innovate in their careers as flexible professionals.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Jibril Sulaiman
CEO / Founder
-2X Startup Founder. -Entrepreneur of 18 years -Prev company #484 on '16 Inc5000 list -Fellowships include: Civic Accelerator, Ascend2020 Atlanta & FounderGym.

Brian Yack
VP of Recruitment
Brian has been a technical recruiter for over 10 years.

Daylin Jones
Web Developer

Patrice Myers
Web Developer

Maxine Cain
Advisor

Brittany Arnold
VP of Marketing

Why people love us

Jibril has a lot of knowledge in his industry of expertise. His venture is necessary and could be catalytic in diversifying the work force. Jibril also has experience in various other fields so he has multiple contacts and resources available to him.

Ebony Larry
Friend

He listens. We check in periodically. He is responsive to ideas focused on making his product better. He has been able to assemble an amazing team with limited resources. Always positive always ready to network. In time, with the right resources he will succeed.
Hans Marshalleck Friend $100,000

I have first hand experience of Jibril's work ethic! He is on 24/7, birthday's and holidays included! I would bet my last on him!
Robin Sulaiman Other Family Member $15,000

See more on Buzz

Some of our investors

Chris D. Redd
Advisor/Investor

Lebone Moses
Advisor/Investor

In the news

Acumen Civic Accelerator Launches Fall 2019 Class
Investing in 12 social venture teams addressing the need for young people and adults to gain the skills, training and access to jobs in the innovation economy September 30, 2019, New York.
October 2, 2019 @ cvcx.org

Pre-Accelerator Event at Atlanta Tech Village - Learn More
With a new program sponsor and notable startup stats under our belt, the It Takes A Village Pre-Accelerator is becoming one of nations most prestigious programs for pre-seed startups led by women and people of
August 1, 2019 @ atlantatechvillage.com

Atlanta Duo Launch First Ever Marketplace For Underrepresented Freelance Talent, Incluzion
Jibril Sulaiman and Maxine Cain are textbook examples of co-founders with diverse but complementary skills. Serial entrepreneur Sulaiman has the hustle mentality of a founder determined to leave a legacy.
February 14, 2019 @ urbangeekz.com

Downloads

Incluzion-Agile-Pitch.pdf

The Story of Incluzion

We started in 2018. It's been a long, crazy journey, and we've only just begun.

From company owner to freelancer

In 2011, founder Jibril Sulaiman launched and grew his very first tech company using talent hired from a popular freelancing platform. As a former small business owner, he'd always assumed anyone he hired would be a full-time or part-time employee of the company. But Jibril didn't have the money to commit to having someone on the payroll for this new venture. He also didn't want to face laying off someone who was solely dependent on the venture for his or her salary. **He needed help**, but in a way that could allow him to quickly access skills on a temporary basis. He found the solution in hiring remote professionals on a freelance or contract basis, through an **on-demand talent marketplace**.

And oh boy, did he find the help he needed!! As the company grew, Jibril hired talent for legal work, accounting, app/web development, design, voice-overs, video editing and more. Over 7 years, he spent hundreds of thousands of dollars on hiring a remote team of on-demand talent. Because of the various skills he was able to quickly access, he scaled the company to #484 in the 2016 Inc. 5000 list for 700% growth and $9.8M in yearly sales.

In many instances, success doesn't last and this is true for Jibril's first tech startup. Due to a change in market conditions, Jibril was forced to transition from a client that hired talent, to a freelancer himself. But he had an added advantage, publicity from making the Inc5000 list. Because of this press, **other companies sought out his skills as a Black developer** in order to bring additional perspective to their projects. Ironically, Jibril had also sought diverse talent for his own projects and he knew this type of **underrepresented talent was hard to find in the US**, especially on existing platforms.

The Birth of Incluzion

After exiting his first startup, working on projects as a freelancer and pivoting from another startup that also focused on diversity, Jibril continued to reflect on how he could use his life experiences to help others. For 2 years he'd worked as a board member for his hometown's African American Chamber of Commerce, creating relationships with local Black, Hispanic and Women business groups to **provide solutions for economic empowerment.**


African American Chamber of Commerce board member Jibril Sulaiman and Executive Director Nicole Dixon discuss the chamber. TONY GIBERSON/TGIBERSON@PNJ.COM

He was also able to grow a successful company and create his own economic empowerment, by **accessing** the right people at the right time, while providing the talent he hired with the opportunity to **earn money in a remote and flexible way**.

Jibril's solution was providing access. He wanted to provide other minority and non-mority owned companies with a similar opportunity to access the skills of diverse professionals and **empower professionals with the opportunity to access flexible work.**

So he launched Incluzion.


incluzion

- On the frontend, Incluzion is an **industry-agnostic freelance talent marketplace** that provides companies with the ability to post opportunities, search skills, plus manage milestones and payments. Incluzion has been compared to Upwork to the extent that we acknowledge that we're a diversity-focused version of the freelancing site.
- On the backend, Incluzon supplements it's marketplace by providing **contract staffing & direct hire placement** for talent with emerging tech skills. In other words, we act as a temporary staffing company, helping to get tech professionals jobs on 3-12 contracts with companies.
- Incluzion also provides a **dedicated social community** that serves as a safe space for talent to network, collaborate and share.
- With the freelance talent platform combined with our direct hire and contract placement offering, Incluzion cover all avenues for job placement and will be well-positioned to provide talent to companies than need to hire thus, promoting a diverse and on-demand future of work.



WHAT IS INCLUZION?
Highly-Skilled Talent... On-Demand.
Incluzion is a platform that connects you with diverse independent professionals for on-demand work. Companies leverage our platform to access hard-to-find skills and expertise, add horsepower to their teams and accelerate business performance.
Technical Staffing
Recruiting
MicroJobs Marketplace
Freelance Social Community
Sonia Rodriguez
5.0

The Big Shift

In 2011, Jibril was on to something because, in 2019, more companies are realizing that they can save 30% in costs by hiring on-demand talent vs full-time employees. Technology is providing hiring managers with a way to circumvent recruiters and staffing companies through talent platforms and marketplaces.

Workers are also shifting. By 2027 more than 50% of the workforce will be professionals who want to sip cocktails on the beach and work. Talented professionals are increasingly wanting more flexibility and technology is giving them the opportunity to do so.

There's a major shift in the way companies hire and the way workers work. But as companies search for diverse talent, no recruitment firm, staffing firm or talent marketplace is focused on highlighting **Black, Latinx and Female on-demand talent.**

View Our Diversity Hiring Survey Results



The majority of workers will freelance by 2027
NON-FREELANCER
Projected workforce size
FREELANCER
2017
2027
Employers expect
69%
of their workforce will be freelance by 2025

Here's our pitch for Product Hunt Atlanta:


incluzion

We're the first startup focused on diverse on-demand talent

Yes, you read correctly, we are **first-to-market!** We are the only startup focusing on connecting companies with Black, Latinx and Female on-demand talent.

> *We're a double-sided marketplace. We reach clients by pitching hiring managers on the benefits of introducing diversity into their organization.*

> *Candidates join our database of talent as they see the opportunities posted by Incluzion on social media and job boards.*

How do we make money?


• $$$ - Marketplace Fees
• $$$ - Technical Staffing with
Fulltime & Contract Placement

Incluzion generates revenue in multiple ways:

- Platform fees that occur when a company hires and pays for talent through the Incluzion Marketplace.

- Commissions earned when talent is permanently placed with a company through recruiting activities.

- Margins earned as part of the bill rate when a company hires contract talent from Incluzion in a technical staffing scenario.

The Team


Brian Yack
VP of Recruitment
Jibril Sulaiman
CEO / Founder
Brittany Arnold
VP of Marketing
Chris Redd
Advisor
Maxine Cain
Advisor
Lebone Moses
Advisor
8

Incluzion has a team whose experiences comprise of startup operations, entrepreneurship, business strategy, HR leadership, workforce development and technical experience.

Investor Q&A

− COLLAPSE ALL

What does your company do?

1. On the frontend, Incluzion is a skills-agnostic freelance marketplace that connects companies with talent. We all provide skills matching, escrow & payments. 2. On the backend, Incluzon complements its marketplace by providing contract staffing & direct hire placement for talent with emerging tech skills. 3. Incluzion also provides a dedicated social community that serves as a safe space for talent to network, collaborate and share.

Where will your company be in 5 years?

In five years Incluzion will have reached critical mass as the goto primary or secondary talent marketplace companies will use to hire diverse on-demand talent for contract & freelance jobs. Incluzion will integrate with various ATS (Applicant tracking systems) so companies hiring can easily submit new opportunities. Incluzion will also facilitate work between talent and companies in the US, African & other regions of the world where there is a need to connect with diverse talent.

Why did you choose this idea?

Between 2011-2017 I spent several hundreds of thousands of dollars on other freelancing platforms hiring talent to help grow my 1st tech startup. After my company's downturn, I became a freelancer myself and was actively sought out by companies wanting to utilize the skills & perspective of a Black web developer in their projects.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

More companies are recognizing the need for diverse teams and representation from various backgrounds.

Also, there's a shift in the ratio of contract vs full-time candidates companies hire. There's also a shift in the the need for professionals to work flexibly.

But as companies search for diverse talent, no recruitment firm, staffing firm or talent marketplace is focused on highlighting Black, Latinx and Female on-demand talent.

What is your proudest accomplishment?

I've grown multiple businesses to $1M+ in sales. First as a small business owner with $3.6M in yearly sales and then as a startup founder with $9.8M in yearly sales. I was able to grow my tech startup 700% over 3 years and was awarded #484 on the 2016 Inc5000 list.

How far along are you? What's your biggest obstacle?

We've launched an mvp marketplace that allows companies to sign up and post opportunities.

-We've boarded 1000+ professionals and matched 150 of them with the 250 companies that have also boarded platform.

-We've partnered with over 15 companies and organizations to further diversity and inclusion in human capital, talent search, job-opportunity-access, fintech and in the future-of-work.

-Our notable client is Emory University's Continual Development Program.

Our biggest obstacle is continuing to gather the data points around the incentive for companies to hire diverse talent in a way that proves product-to-market fit.

Who are your competitors? Who is the biggest threat?

There are few women-focused platforms with a diversity theme, talent marketplace and staffing backend.
1. The Mom Project
2. Momsource Network
3. Power-to-fly

These companies connect women only with flexible and contract opportunities. None currently provides a freelance component. None are to expanding into the African Diaspora, and connecting companies with an entire continent's talent.

I'd like to also mention Jopwell. We have been compared to this company in the past. Jopwell does not:

1. focus on contract or on-demand talent,
2.doesn't provide staffing services (80% of the 161 billion dollar staffing/recruitment industry)
3. only provides a job platform, not a freelance talent marketplace.

What do you understand that your competitors don't?

By 2027 most of the talent sought out and presented to companies will be freelance, on-demand, & contract in nature. More than 50% of the workforce will be talented professionals who want more flexibility and technology is giving them the opportunity to do so.

Simultaneously, companies are realizing that they can save money by hiring on-demand talent. Technology is providing hiring managers with a way to circumvent recruiters & staffing companies through talent platforms and marketplaces.

There's an evolution in the way companies hire and the way workers work. But as companies search for diverse talent, no recruitment firm, staffing firm or talent marketplace is focused on highlighting Black, Latinx & Female on-demand talent.

How will you make money?

If a freelance project is awarded through the marketplace then the client pays a platform fee equaling 15% of the total amount paid to the talent. If a client hires a candidate in technical contractor role (in a normal staffing placement) then the client pays a bill rate 63% higher than the rate that the candidate will receive for his or her payrate. We generate revenue from the markup between the bill rate - payrate. That margin is around 20%.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Considering women-centric platforms like The Mom Project and Power-to-Fly already exist and have raised millions of $$$ in funding, Incluzion's risk is not being able to effectively communicate the specific business case as a value proposition for companies to use our platform to source talent beyond just diversity.

Incluzion is currently in the It Takes a Village pre-accelerator program in Atlanta, and Acumen-Civic "Future-of-work" Accelerator. We have to continue to leverage the mentorship, networks and curriculum of these programs in order for Incluzion to succeed.

What do you need the most help with?

We need help with integrating with applicant tracking systems and business development in a scalable way that allows us to reach multiple companies at a time, thus proving product-to-market fit.

What would you do with $20,000? How about $100,000?

Any amount of money will give us the ability to continue to A/B test multiple business development strategies that will directly impact product-to-market fit. 20K will also allow us to lightly compensate the specialized biz dev and web dev talent we employ.